

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

August 27, 2007

<u>Via U.S. mail and facsimile</u>

Mr. James Keyes
Brookfield Infrastructure Partners L.P.
Cannon's Court
22 Victoria Street
Hamilton, HM 12, Bermuda

> **Re: Brookfield Infrastructure Partners L.P.**
> **Registration Statement on Form 20-FR**
> **Filed July 31, 2007**
> **File No. 001-33632**

Dear Mr. Keyes:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Registration Statement on Form 20-F</u>

<u>General</u>

1.   The Form 20-FR will go effective by lapse of time 60 days after the original filing date pursuant to Section 12(g)(1) of the Exchange Act. If our comments are not addressed within this time period, you should consider withdrawing the Form 20-FR prior to effectiveness and re-filing a new Form 20-FR that includes changes

>   responsive to our comments. If you choose not to withdraw, you will be subject
>   to the reporting requirements of the Exchange Act under Section 13(a).

2.   Please provide us with an analysis of your status as a foreign private issuer. Refer
       to Rule 3b-4 under the Exchange Act.

3.   It is not clear whether Brookfield Asset Management is using the Form 20-FR as
       an information statement for the spin-off in the United States since its securities
       are registered in the United States. Please clarify.

Item 10. Additional Information, page 5

Statement by Experts, page 6

4.   Please revise your disclosure either here or on page 123 of Exhibit 12.1 to include
       the information required by Item 10.G. of Form 20-F for all independent auditors
       whose reports are included within Exhibit 12.1. In addition, please provide
       consents from each of these independent auditors that authorize the use of such
       reports and references to them in the Form 20-F.

Index to Exhibits, page 9

5.   Please disclose as an exhibit or note to your financial statements your schedule of
       valuation and qualifying accounts for each income statement period, as required
       by Rule 5-04 of Regulation S-X.

Exhibit 12.1

General

6.   We note that you have provided numerous factual statements and industry data
       throughout the filing. In particular, we note the disclosure under "Infrastructure
       Industry" beginning on page 60, "Business" beginning on page 62, and "About
       Brookfield" beginning on page 76. If information is based upon management's
       belief, please indicate that this is the case and provide an explanation for the basis
       of this belief. If the information is based upon other sources, please provide us
       with copies of the sources and tell us whether this information represents the most
       recently available data and therefore, remains reliable. If you funded or were
       otherwise affiliated with any of the sources that you cite, please disclose this.
       Otherwise, confirm that these sources are widely available to the public. Please
       also refer to Item 10.G. of Form 20-F. To expedite our review, please provide us
       with copies of the sources, clearly marked to highlight the portion that contains
       this information and cross-referenced to the appropriate location in the filing.

Summary, page 1

Our Partnership, page 1

7. We note the disclosure in the fifth and sixth sentences regarding the respective equity interests in the infrastructure partnership. Please disclose the economic interests, to the extent they differ from the equity interests. In addition, please disclose, if true, that these economic interests do not reflect the exercise of the equity commitment or the distribution reinvestment plan. Finally, please state how these interests are impacted by Brookfield owning preferred shares in the holding entities.

8. We note the disclosure in the second to last sentence. We also note the disclosure in the second risk factor on page 17 that you estimate the percentage of units to be 6%. Please revise the equity interest disclosure in this section, and throughout the filing, to clearly disclose the anticipated equity interests following all transactions contemplated by the spin off.

Current Operations, page 1

9. Please disclose your percentage ownership in the operating entities.

Relationship with Brookfield, page 3

10. Please disclose an estimate of the aggregate annual fees and other amounts you will pay on an annual basis to Brookfield and its affiliates.

Equity Commitment, page 5

11. Please disclose the impact of the full exercise of the equity commitment on the respective equity and economic interests in the infrastructure partnership.

Distribution Policy, page 5

12. Please briefly discuss the distribution reinvestment plan.

Summary of Selected Financial Information, page 7

13. We note that you are presenting "operation cash flows," a non-GAAP operating performance measure. Since the term, "operating cash flows" is a common description used for GAAP financial measures, please rename this non-GAAP financial measure. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K for guidance. In addition, please revise your disclosure for this measure to provide the

following information, as required by Item 10(e) of Regulation S-K and Question 8 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures:"

- A discussion of the limitations that states how the exclusion of each item materially limits the usefulness of this non-GAAP measure. For instance you might expand your disclosures, in part, by providing the following information:

    o   It does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue. Therefore any measure that excludes depreciation and amortization expense has material limitations;

    o   It does not include taxes. Because the payment of taxes is a necessary element of our operations, any measure that excludes tax expense has material limitations.

- An explanation as to how you compensate for the material limitations of using this measure.

- An explanation of the economic substance behind your decision to use such a measure.

- The substantive reasons why management believes this measure provides useful information to investors.

Our assets are or may become highly leveraged…, page 9

14.   Please disclose the amount of indebtedness and annual debt service obligations.

Infrastructure Partnership and Holding Entities, page 32

15.   We note the disclosure in the last sentence. Please disclose the material terms of the preferred shares.

Management's Discussion and Analysis…, page 37

Financial Risk Management, page 48

16.   Please revise your disclosures to provide the information required by Item 305 of Regulation S-K for each of your market risks. Please ensure you sufficiently describe each market risk and how you manage each risk, including the objectives, general strategies, and instruments, if any, used to manage your

exposures. Please also include quantitative disclosures for market risk sensitive instruments using one of the three prescribed methods. Finally, please include commodity price risk as a market risk, as we note your disclosure that you have embedded derivatives that correspond to foreign currency and indexation features in electricity transmission and acquisition of fixed assets contracts. Refer to Section 507.02 of the Financial Reporting Codification and SEC "Questions and Answers about the New 'Market Risks" Disclosure Rules" dated July 31, 1997 for additional guidance.

Critical Accounting Policies and Estimates, page 48

17.   We note your statement to refer to Brookfield Infrastructure Division's significant accounting policies for further detail regarding your critical accounting policies and estimates. It is unclear to us how the disclosures within note 1 of Brookfield Infrastructure Division's combined financial statements provides the qualitative and quantitative disclosures for all of your material estimates impacting your combined financial statements that complies with Item 303 of Regulation S-K disclosure requirements. Please revise accordingly. Refer to Section 501.14 of the Financial Reporting Codification for further guidance.

Unaudited Pro Forma Financial Statements, page 50

18.   Please include pro forma financial statements for Brookfield Infrastructure Partners L.P. that fully complies with Article 11 of Regulation S-X. Inclusion of the additional pro forma financial statements will demonstrate to investors the value of the investment they hold in Infrastructure Partnership.

19.   We note that the contribution of Transelec, Island Timberlands, Longview Fibre Company, Great Lakes Power Limited Transmission Division, and TBE by Brookfield Asset Management, Inc. to Infrastructure Partnership is being accounted for as the reorganization of entities under common control. As such, please provide pro forma income statement presentation for all periods presented. Refer to Article 11-02(c)(ii) of Regulation S-X for guidance.

20.   Please revise the introduction to Infrastructure Partnership's pro forma financial statements. The introduction to the pro forma financial statements should clearly state the chain of events that are to occur in connection with the spin-off and those transactions that are to occur subsequent to the spin-off, including the entities involved in the transactions. Refer to Article 11-02(b)(2) of Regulation S-X for guidance. Specifically:

- Item 1: Clarify that Brookfield Asset Management is contributing to Infrastructure Partnership a 10.7% ownership interest in Transelec and a

37.5% ownership interest in Island Timberlands. Also, clearly state that the Brookfield Infrastructure Division combined financial statements reflects Brookfield Asset Management's 27.8% and 50% ownership interest in Transelec and Island Timberland, respectively, which is being adjusted in the pro forma financial statements to reflect Infrastructure Partnership's ownership interests. Finally, clarify that you are adjusting Brookfield Infrastructure Divisions' combined financial statements to present Transelec and Island Timberland using the equity method of accounting instead of as consolidated entities. In this regard, please tell us how you determined the equity method of accounting is appropriate for your ownership interest in Transelec, including the authoritative literature supporting your accounting.

- Item 2: State the increased ownership interests Infrastructure Partnership will receive in Transelec once the additional purchase price payment is made. Please also state whether Brookfield Asset Management or Infrastructure Partnership is making the additional purchase price payment. If Infrastructure Partnership is making the additional payment, please include an adjustment and footnote disclosure for such transaction.

- Item 3: Clarify that you are recognizing the 30% interest in Longview Fibre Company's timberland operations that Brookfield Asset Management is contributing to you, which results in an adjustment to Longview Fibre Company's historical financial statements for (a) the sale of the eight converting facilities to U.S.C. Acquisition Corp. on April 26, 2007; (b) the sale of the manufacturing operations by Brookfield Asset Management to one of it subsidiaries; (c) the retention of 70% of the remaining operations by Brookfield Asset Management; and (d) the adjustments to reflect Infrastructure Partnership's 30% ownership interest in Longview Fibre Company's timberland operations using the equity method of accounting.

- Item 4: Clarify (a) that the Ontario transmission operations is the Great Lakes Power Limited Transmission Division; (b) when Brookfield Asset Management acquired this business; (c) that Brookfield Asset Management is awaiting regulatory approval to contribute 100% of this business to Infrastructure Partnerships, which is expected to occur in the fourth quarter of fiscal year 2007; and (d) that the Ontario transmission operations is being consolidated in Infrastructure Partnership's financial statements.

- Item 5: Clarify that Brookfield Asset Management is awaiting regulatory approval to contribute its 7.5% - 25% ownership interests in five separate, related Brazilian electricity transmission companies, which you collectively refer to as TBE, to Infrastructure Partnership, which is

> expected to occur in the fourth quarter of fiscal year 2007. Please also clarify the method of accounting you are going to use for these five entities.
>
> - Item 6: Provide a more detailed description of you and Infrastructure Partnership's creation, including the chain of events that are to occur that will result in Brookfield Asset Management's Class A and Class B limited voting shareholders receiving 99.99% ownership in you as a special dividend and you obtaining a 60% ownership in Infrastructure Partnership.

21. We note that the prospectus you have included as an exhibit to your registration statement on Form 20-F has also been filed with the OSC and is the long-form prospectus. Regarding your inclusion of the Compilation Report on Pro Forma Financial Statements by Deloitte & Touche LLP located in Toronto, Canada, please tell us your basis for including such report in Exhibit 12.1. If you are including the compilation report based on a requirement by the OSC, please also tell us if you have requested a waiver from OSC for any such requirement.

Pro Forma Balance Sheet, page 53

22. Please clarify for your pro forma balance sheet and statements of income that the financial information is being presented in millions.

23. For the "Other Adjustments" column in all of the pro forma financial statements, please place the footnote reference for the adjustment next to the actual adjustment. Refer to Article 11-02(b)(6) of Regulation S-X.

1. Pro Forma Adjustments, page 56

a. Unaudited Pro Forma Balance Sheet, page 56

i. Deconsolidation Adjustments, page 56

24. Either in the footnote disclosure or on the face of the pro forma statement, please separately present the deconsolidation adjustments for Transelec and Island Timberland given the differing ownership interest in each entity.

ii. Acquisition of Longview, page 56

25. Please revise your disclosure for Brookfield's acquisition of Longview Fibre Company on April 20, 2007 to provide the following additional disclosures:

- The cost of the acquired entity;

- A discussion of the events or activities that must occur for the purchase price allocation to be final, including the potential impact of any changes to the preliminary allocation on your financial statements;

- The identifiable intangible assets that are to be recognized upon completion of the purchase price allocation;

- The expected useful lives or amortization periods of the material long-term assets acquired;

- The nature of any pre-acquisition contingencies related to the acquisition and, if applicable, the magnitude of any potential accrual and range of reasonably possible losses; and

- An explanation for the significant decline in fair value of the acquired other long-term assets, including how Infrastructure Partnership was allocated a negative other long-term asset.

iii. Probable Acquisition of the Ontario Transmission Operations, page 57

26. Please provide a reconciliation of the adjustments for the Ontario Transmission Operations included in the pro forma balance sheet to Great Lakes Power Limited Transmission Division's March 31, 2007 balance sheet.

iv. Probable Acquisition of TBE, page 57

27. We note that you have included an adjustment for Brookfield Asset Management's contribution of its 7.5% - 25% interests in five Brazilian transmission companies, which you have referred to as TBE. We also note that you intend to account for the interest in these entities under the cost method. For each of these entities, please tell us how you determined that such ownership interests should be accounted for using the cost method instead of the equity method of accounting. Refer to APB 18 for guidance.

v. Transelec Purchase Price Adjustment, page 57

28. Please either state the adjustments made to each line item in the disclosure, or provide a separate column for the probable increase in ownership interest in Transelec from 10.7% to 18.4%. Please also disclose how you estimated the additional purchase price of $120.7 million.

vi. Minority interests, page 57

29. Please revise the disclosure to state when the $20 million of preferred shares were issued and that the shares are from Great Lakes Power Limited Transmission Division, the only entity in which Infrastructure Partnership is consolidating.

b. Unaudited Pro Forma Condensed Statements of Income, page 57

i. Deconsolidation Adjustments, page 57

30. Either in the footnote disclosure or on the face of the pro forma statement, please separately present the deconsolidation adjustments for Transelec and Island Timberland given the differing ownership interest in each entity.

31. We note that Transelec was acquired June 30, 2006. However, it does not appear as though you have included adjustments to reflect this acquisition as of January 1, 2006. Please either revise your pro forma statements of income to include such adjustments, including disclosure that clearly explains the adjustments and how such amounts were determined. Or, please tell us why you do not believe such adjustment is required. Refer to Article 11-02(b)(6) of Regulation S-X for guidance.

ii. Acquisition of Longview, page 58

32. Please revise your disclosure to include a table that reconciles Longview Fibre Company's statements of income (loss), as included in the Form 20-F, to the adjustments being recognized on the pro forma statements of income.

33. We note that the $1.2 billion of refinanced debt is based on a variable interest rate. As such, please disclose the effect on income of a 1/8 percent variance in interest rates within note (b). Refer to Rule 11-02(b)(8) of Regulation S-X for guidance.

iii. Probable Acquisition of the Ontario Transmission Operations, page 58

34. Please provide a reconciliation of the adjustments for the Ontario Transmission Operations included in the pro forma statements of income to Great Lakes Power Limited Transmission Division's statements of income.

vi. Management Fee, page 58

35. Please revise your disclosure to include the calculation of the adjustments for the management fee. Refer to Article 11-02(b)(6) of Regulation S-X for guidance.

Governance, page 70

36. We note the disclosure in the last sentence of the last risk factor on page 10 that you will not be required to comply with certain NYSE governance rules. Please discuss the impact of this exemption on your governance.

Management and Our Master Services Agreement, page 75

37. Please disclose the compensation information required by Item 6.B of Form 20-F or explain to us why disclosure of this information is not required.

Relationship With Brookfield, page 82

38. Please disclose whether you have any policies or procedures for the review and approval of related party transactions. In addition, please disclose who reviews and approves any related party transactions.

Management Fee, page 79

39. Clarify what market the market value will be based upon, i.e., will it be the price as quoted on the NYSE or some other exchange or market. If possible, disclose what the amount of the management fee would have been based upon historical information.

Preferred Shares, page 84

40. Please clarify whether there are any other terms of the preferred shares that are material to holders of the limited partnership units.

Conflicts of Interest and Fiduciary Duties, page 86

41. Please explain in greater detail how conflicts of interests will be resolved.

42. Please describe in greater detail the modification of the fiduciary duties, including the specific manner in which these duties have been modified.

Description of Our Units and Our Limited Partnership Agreement, page 88

43. Please disclose the information required by Items 10.B.7. and 9. of Form 20-F.

Transactions with Interested Parties, page 94

44. We note the disclosure in the last sentence of the second paragraph. Please revise to discuss these approval requirements.

Redemption-Exchange Mechanism, page 97

45. We note the disclosure in the third sentence of the first paragraph. Please disclose in the filing the manner in which fair market value is determined.

Certain Tax Considerations, page 105

46.   Please revise the introductory paragraph to state that the discussion in this section summarizes the "material" tax consequences. Please also revise the headings and subheadings in this section accordingly. See Item 10.E. of Form 20-F.

Legal Matters, page 123

47.   Please clarify the "certain income tax matters" that counsel will pass upon. Please supplementally provide us with a copy of the tax opinion.

Material Contracts, page 124

48.   Please advise us as to what consideration you have given to filing the acquisition agreements as exhibits to the Form 20-F. Refer to Item 18 of Form 20-F, as well as the "Instructions As To Exhibits."

Brookfield Infrastructure Division Combined Financial Statements for the Fiscal Year Ended December 31, 2006

Combined Balance Sheets, page F-14

49.   Please revise your combined balance sheets to present a classified balance sheet. Refer to Chapter 3 of ARB 43 and Article 5-02 of Regulation S-X for guidance. Please note that this presentation should be made for all balance sheets prepared in accordance with US GAAP, including your pro forma balance sheet.

Combined Statements of Income (Loss), page F-17

50.   As Brookfield Infrastructure Division recognized a loss during one of the periods presented, please revise the title of the statement to combined statements of operations.

51.   Please revise your presentation to comply with the presentation required by Article 5-03 of Regulation S-X. Please note that this presentation should be made for all income statements prepared in accordance with US GAAP, including your pro forma statements of income.

Notes to Combined Financial Statements, page F-19

52.   Please revise your notes to the combined financial statements to include all material disclosures required by US GAAP. For example, it does not appear that you have included any of the disclosures required by Article 4-08(h) of

Regulation S-X / SFAS 109 for income taxes, SFAS 5 for loss contingencies, or SFAS 143 and FIN 47 for asset retirement obligations. Please note that these are just three examples of material disclosures required by US GAAP that have not been included in your combined financial statements, there are other material disclosures that are not included that appear to be required.

2. Summary of Accounting Policies, page F-19

53. Please revise your disclosures to include all significant accounting policies. The additional disclosures along with the accounting policies you have already included should fully comply with APB 22.

(a) Basis of Presentation, page F-19

54. We note your disclosure that the combined financial statements include allocations of certain assets and liabilities. Please revise your disclosure to state the allocation method(s) used and your assertion that such method(s) is reasonable. Please also disclose that all expenses applicable to Brookfield Infrastructure Division have been reflected in the statements of income (loss). For any expenses that were not allocated by specific identification, please disclose the allocation method(s) used, including management's assertion that the method(s) used is reasonable. Refer to SAB Topic 1:B.1 for guidance.

(b) Acquisitions Completed During 2006, page F-19

55. Please revise your disclosure to provide all of the disclosures required by paragraphs 51-52 and 55 of SFAS 141.

7. Property, Plant and Equipment, page F-21

56. Please revise your disclosure to present each major class of property, plant and equipment on a gross basis with accumulated depreciation stated either by major class or in total for each period presented given the significance to your combined financial statements.

9. Non-Recourse Borrowings, page F-22

57. Please revise your disclosure to include the information required by Article 5-02(22) of Regulation S-K for each debt instrument. Please also provide such disclosures for the debt instruments included in other debt of subsidiaries in note 10.

13. Derivatives and Hedging, page F-22

58.   Please revise your disclosures to include the information required by Article 4-08(n) of Regulation S-X and paragraphs 44 and 45 of SFAS 133.

59.   We note that you have included a material adjustment from Chilean GAAP and Canadian GAAP to US GAAP for embedded derivatives in electricity transmission and acquisition of fixed assets contracts. Refer to your disclosures on pages F-63 and F-86. However, we did not note any disclosure for this embedded derivative in your combined financial statements. Please either include all required disclosures, or confirm to us that such embedded derivatives were not acquired with the acquisition of Transelec by Brookfield Asset Management, Inc.

14. Segmented Information, page F-23

60.   Please revise your disclosure to state the profit measure used to assess segment performance and to allocate resources. Refer to paragraphs 29-31 of SFAS 131 for guidance.

61.   Please include disclosure regarding how the Division's share of earnings and losses are determined, as it does not appear to be based on ownership interest for Electricity Transmission.

62.   Please revise your disclosure to provide the information required by paragraphs 38 and 39 of SFAS 131. For paragraph 38, we note that you present net income (loss) and total assets for North America and South America. However, the disclosure requirement is for revenue from external customers and long-lived assets by country.

ETC Holdings Ltd. and Subsidiaries Consolidated Financial Statements for the Six Months Ended December 31, 2006

2. Summary of Significant Accounting Policies, page F-73

c) Business combination, page F-73

63.   We note that you have identified rights-of-way indefinite life intangible assets as your only identifiable intangible asset from your acquisition of HQI Transelec Chile S.A. We further note that you did not include a reconciling item for any differences between Canadian GAAP and US GAAP for your accounting for this acquisition. As such, please tell us what consideration you gave to the guidance in paragraphs A10 – A28 of SFAS 141 for the identification of other intangible assets. Please provide us with the purchase agreement for this acquisition.

o) Revenue recognition and tariff-setting, page F-76

64. We note from your disclosures on page 63 that Transelec's revenue framework
     includes regulated sales, concessions and long-term contracts with large
     customers. Please revise your accounting policy based on these disclosures as
     follows:

     •   Please separately disclose your revenue recognition policy for each of
         these mechanisms. Your revenue recognition policy should clearly,
         concisely and using plain English state when and how you recognize
         revenue for each of the three mechanisms. Finally, it should be clear from
         such disclosure that your policy complies with the corresponding
         authoritative literature. In this regard, we note your policy, which appears
         to be fore regulated sales: "[r]evenues from electricity transmission are
         recognized as a monthly aliquot part of the annuity discussed further." It
         is unclear from this statement when and how revenue is recognized.
         Further, it is unclear how the discussion of the remuneration received by
         the trunk transmission system relates to this statement or whether it is
         describing a separate revenue-generating mechanism.

     •   Disclose the percentage of total revenues earned from each revenue-
         generating mechanism for each period presented.

     •   Disclose your policy for recognizing revenue subject to refund and/or
         adjustment for each revenue-generating mechanism.

     •   Disclose your policy for recognizing regulatory assets and/or liabilities, as
         appropriate. Please also include disclosure of all regulatory assets and
         liabilities reflected in your balance sheets; the value of regulatory assets
         and liabilities reflected in rates charged to your customers and over what
         time period; and how you determined your regulatory assets are
         recoverable.

     Please ensure the disclosures for Brookfield Infrastructure Division also includes
     the above information. For US GAAP purposes, please refer to SFAS 71, SFAS
     90, SFAS 92, SFAS 101, and EITF 97-4 for guidance. In addition, please ensure
     that your disclosure in the Business section provides all material descriptive
     information about your electricity transmission's revenue-generating activities,
     customary contract terms and practices, and specific uncertainties inherent in your
     business activities.

Mr. James Keyes
Brookfield Infrastructure Partners L.P.
August 27, 2007
Page 15

Great Lakes Power Limited Transmission Division Financial Statements for the Fiscal
Year Ended December 31, 2006

11. Commitments, Contingencies and Guarantees, page F-163

65. Please revise your disclosure regarding your ordinary course legal proceedings,
     claims and litigation to clarify that these contingencies, whether individually or in
     the aggregate, would not be material to your financial condition, results of
     operations and liquidity, if correct. Otherwise, please separately disclose those
     contingencies that may be material.

66. Please revise your disclosure for your asset retirement obligations to provide a
     general description of the retirement obligation. Please also disclose why you are
     unable to reasonably estimate the retirement dates for your transmission lines.

                          *   *   *   *

        As appropriate, please amend the filing and respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Exchange Act and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession
of all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   •   The company is responsible for the adequacy and accuracy of the
       disclosure in the filing;

   •   Staff comments or changes to disclosure in response to staff comments do
       not foreclose the Commission from taking any action with respect to the
       filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or, in her absence, Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Legal Branch Chief

cc: Mr. Joshua Robinson
        Weil, Gotshal & Manges LLP
        767 Fifth Avenue
        New York, NY 10153